1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE
COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                    No ☑

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC December 2004 Sales Report

Hsinchu, Taiwan, January 7, 2005 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (TAIEX: 2330, NYSE: TSM) today said that net sales for December 2004 totaled NT$19,919 million. Full-year sales for 2004 increased 26.8 percent over 2003, to a record high of NT$255,992 million. In US dollar terms, full-year sales for 2004 increased 30.3 percent over 2003.

“Due to a decrease in wafer shipments, December 2004 net sales decreased 5.1 percent versus November 2004. On a year-over-year basis, December 2004 net sales grew 5.0 percent,” said Ms. Lora Ho, vice president and chief financial officer of TSMC.

#          #          #

Sales Report:	(Unit: NT$ million)

Net Sales	2004(1)	2003	Growth Rate
December	19,919	18,965	5.0%
January through December	255,992	201,904	26.8%

(1):	Year 2004 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Deputy Spokesperson:
Mr. J.H. Tzeng
PR Department Manager
Tel: 886-3-666-5028 (O) / 886-928-882-607 (Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com

For further information, please contact:
Mr. Richard Chung
PR Principal Specialist
Tel: 886-3-666-5038 (O) / 886-911-258-751 (Mobile)
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

January 07, 2005

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of December 2004.

1) Sales volume (in NT$ thousand)

Period	Items	2004	2003	Changes	(%)
Dec	Invoice amount	21,583,663	17,674,210	3,909,453	22.12%
Jan - Dec	Invoice amount	252,526,938	191,309,920	61,217,018	32.00%
Dec	Net sales	19,919,338	18,965,436	953,902	5.03%
Jan - Dec	Net sales	255,992,427	201,904,341	54,088,085	26.79%

2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Dec		Bal. as of period end
TSMC	75,852,558	-		-
TSMC’s subsidiaries	31,532,975	(40,320	) *	4,468,380

*	The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Dec	Bal. as of period end
TSMC	94,815,698	(14,199,000)	3,191,700
TSMC’s subsidiaries	N/A	-	-
TSMC endorses for subsidiaries		(14,199,000)	3,191,700
TSMC’s subsidiaries endorse for TSMC		-	-
TSMC endorses for PRC companies		-	-
TSMC’s subsidiaries endorse for PRC companies		-	-

4) Financial derivative transactions (in thousand)

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

Underlying assets / liabilities	Liabilities:	YEN:	0
		EUR:	118,500
	Assets:	US$:	2,312,081
Financial instruments			FX forward contracts
Recognized profit (loss)			(NT$174,253)

a-2. Hedging purpose (for the position of fixed rate liabilities / floating rate assets)

Underlying assets / liabilities	Liabilities:	NT$:	3,000,000
		US$:	0
	Assets:	US$:	-
Financial instruments			Interest rate swap
Recognized profit (loss)			-

b.     Trading purpose: None.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 7, 2005	By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer